                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A

                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 Amendment No. 1

                          THERMO BIOANALYSIS CORPORATION
                            (Name of Subject Company)

                            BIOANALYSIS ACQUISITION INC.
                                    (Offeror)

                         THERMO INSTRUMENT SYSTEMS INC.
                                    (Offeror)

                           THERMO ELECTRON CORPORATION
                                    (Offeror)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                 CUSIP 88355H 10 8
                      (CUSIP Number of Class of Securities)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                           Thermo Electron Corporation
                                 81 Wyman Street
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                 with a copy to:

                              Neil H. Aronson, Esq.
               Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                              One Financial Center
                           Boston, Massachusetts 02111
                                 (617) 542-6000

                            CALCULATION OF FILING FEE

Transaction Valuation(1): $107,139,284 Amount of Filing Fee(2): $21,428

(1) For purposes of calculating fee only. This amount is based upon (a) the maximum number of Shares to be purchased pursuant to the Offer and (b) the price offered per Share.

(2) The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


           Amount Previously Paid:              $21,428
           Form or Registration No.:            Schedule TO
           Filing Party:                        Thermo Instrument Systems Inc.
           Date Filed:                          March 17, 2000


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X]        third-party tender offer subject to Rule 14d-1.

      [ ]        issuer tender offer subject to Rule 13e-4.

      [X]        going-private transaction subject to Rule 13e-3.

      [X]        amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


                          SCHEDULE 13D INFORMATION
-------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Thermo Electron Corporation
    IRS No. 04-2209186
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                              (b) [x]
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*

    WC
-------------------------------------------------------------------------------

3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2 (d) OR 2 (e)                      [ ]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware
-------------------------------------------------------------------------------
NUMBER OF                                    7.  SOLE VOTING POWER
SHARES
BENEFICIALLY                                     18,190,686
OWNED BY                                  ------------------------------------
EACH
REPORTING                                    8.  SHARED VOTING POWER
PERSON WITH
                                                 0
                                          ------------------------------------
                                             9.  SOLE DISPOSITIVE POWER

                                                 18,190,686
                                          ------------------------------------
                                            10.  SHARED DISPOSITIVE POWER

                                                 0
-------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        18,190,686
-------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                  [ ]
-------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        88.0%
-------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        CO
-------------------------------------------------------------------------------

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 17, 2000 (the "Schedule TO") relating to the offer by BioAnalysis Acquisition Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Thermo Instrument Systems Inc., a Delaware corporation ("Thermo Instrument"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Thermo BioAnalysis Corporation, a Delaware corporation (the "Company"), at a purchase price of $28.00 per Share net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 17, 2000 (the "Offer to Purchase"), a copy of which is attached to the Schedule TO as
Exhibit 12(a)(1), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), a copy of which is attached to the Schedule TO as Exhibit 12(a)(2).

ITEMS 2 AND 13

     Item 2 and Items 2, 4 and 13(a)(1) of Item 13 are hereby amended by deleting the section of the Offer to Purchase captioned "Certain Information Concerning The Company - Recently Released Financial Data" and replacing the information set out in the section of the Offer to Purchase captioned "Certain Information Concerning The Company -Financial Information" with the following:

         FINANCIAL INFORMATION. Set forth below is certain selected consolidated financial information with respect to the Company and its subsidiaries excerpted or derived from the audited consolidated financial statements contained in the Company's Annual Report on Form 10-K for its fiscal year ended January 1, 2000 (the "Form 10-K"). More comprehensive financial information is included in the Form 10-K and in other documents filed by the Company with the Commission (which may be inspected or obtained in the manner set forth above), and the following financial information is qualified in its entirety by reference to the Form 10-K and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

         The selected financial information presented below as of and for the fiscal years ended January 1, 2000, January 2, 1999, January 3,
         1998, December 28, 1996, and December 30, 1995, has been derived from the Company's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP.

                    SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                   1999(a)        1998(b)       1997(c)      1996(d)        1995
                                                   -------        -------       -------      -------        ----
         STATEMENT OF OPERATIONS DATA
         Revenues ...............................  $290,582       $227,082      $201,998     $ 71,649      $ 22,534
         Net Income (Loss) ......................    19,212         12,009        11,340         (436)        2,514
         Earnings (Loss) per Share:
          Basic .................................      1.06            .74           .86         (.05)          .33
          Diluted ...............................       .99            .70           .79         (.05)          .33
         Weighted Average Shares:
          Basic .................................    18,166         16,124        13,232        8,542         7,694
          Diluted ...............................    20,770         19,309        16,367        8,542         7,694
         BALANCE SHEET DATA (At end of period):
         Working Capital ........................  $ 55,030       $ 48,075      $ 50,501     $ 59,750      $ 27,105
         Total Assets ...........................   414,001        401,281       322,439      122,997        32,907
         Long-term Obligations ..................    18,452         60,182       100,204       50,000            --
         Shareholders' Investment ...............   267,417        210,605       134,343       51,316        29,146
         OTHER DATA:
         Book Value per Share ...................  $  12.95       $  12.00      $   9.54
         Cash Dividends .........................        --             --            --           --            --
         Ratio of Earnings to Fixed Charges (e)..      4.82x          2.99x         2.91x

  -------------

         (a) Reflects the conversion of the Company's 4.875% subordinated convertible note.

         (b) Reflects the acquisition of BioStar, Inc. in November 1998, the
             contribution of the Company's Eberline health physics   division
             to a joint venture with Thermo Instrument in July 1998, the net proceeds of the Company's public offering of common stock in June 1998 and restructuring and related costs of $4.1 million.

         (c) Reflects the acquisitions of Biosystems Group of Life Sciences International PLC ("LSI"), the Clinical Products Group of LSI and Labsystems Japan, effective March 1997, including the effect of treating as outstanding from March 1997 the 1,300,000 shares issued to Thermo Instrument as part of the purchase price for the Biosystems Group of LSI and the 3,007,930 shares issued to Thermo Instrument as part of the purchase price for the Clinical Products Group of LSI.

         (d) Reflects the net proceeds of the Company's initial public offering of common stock in September and October 1996, the acquisition of Dynax Technologies in February 1996, and the acquisition of the Affinity Sensors and LabSystems divisions of Fisons plc effective March 1996, including the associated write-off of $3.5 million of acquired technology.

         (e) For purposes of computing the ratios of earnings to fixed charges, "earnings" represent income before taxes and minority interest, plus fixed charges. "Fixed charges" consist of interest on indebtedness and one-third of rental expense, which is deemed to be the interest component of such rental expense.

ITEMS 4,6,11 AND 13

     Items 4, 6, 11, and Items 6 and 7 of Item 13 are hereby amended and supplemented by including the following information in the Offer to Purchase in the section headed "Special Factors -- Certain Effects Of The Offer And The Merger -- General" as the second sentence of the paragraph:

           Upon completion of the Offer and the Merger, the Public Stockholders will no longer be able to benefit from a sale of the Company to a third party.

ITEMS 6 AND 13

     Item 6 and Item 7 of Item 13 are hereby amended and supplemented by including the following information in the Offer to Purchase at the end of the section headed "Special Factors--Background To The Offer And The Merger--The Thermo Electron Reorganization":

            The reorganization and the Offer reflect a significant change in Thermo Electron's strategic plan, both in terms of Thermo Electron's business focus and operating structure:

            - Until Thermo Electron adopted the reorganization plan, Thermo Electron had historically operated in a diversified group of businesses, including the instruments business. If Thermo Electron completes all aspects of the reorganization, Thermo Electron will focus primarily on a variety of segments in the instruments business. Some of the businesses that Thermo Electron currently conducts through Thermo Instrument would be central to this new focus.

            - Thermo Electron has historically pursued a strategy of offering minority interests in certain of its subsidiaries to the public. Certain of these subsidiaries, in turn, pursued the same strategy. Thermo Electron's Board of Directors and management has reevaluated the benefits and detriments of this corporate structure and concluded that Thermo Electron would benefit if it reorganized its instrument businesses under a single parent company without minority interests.

            The Offer and the reorganization are part of this change in Thermo Electron's strategic plan. Thermo Electron is taking these actions at this time because of a determination by Thermo Electron's Board ofirectors and management that Thermo Electron was not achieving many of the business benefits that it sought from its prior strategy, Thermo Electron's evaluation of the capital market's reaction to its strategy and changes in its management.

     Item 6, and Item 7 of Item 13 hereby amended and supplemented by replacing in the Offer to Purchase the first complete paragraph in the section "Special Factors -- Reasons For The Offer And Merger" on page 11 with the following paragraph:

            The Board of Directors of Thermo Electron and the Instrument Special Committee also considered the advantages and disadvantages of the following alternatives to acquiring the minority stockholder interest in the Company:

     Item 6, and Item 7 of Item 13 are hereby amended and supplemented by including just after the section of the Offer to Purchase captioned "Special Factors--Conduct Of The Company's Business If The Offer Is Not Completed" the following new section:

STOCKHOLDER LITIGATION

            In late March 2000, a class action was filed in the Court of Chancery of the State of Delaware in and for New Castle County by a stockholder of the Company (the "Action"). The complaint in the Action names the Company, Thermo Instrument, Thermo Electron and the directors of the Company as defendants and alleges, among other things, that the Company's directors breached their respective fiduciary duties by not negotiating and/or reformulating the terms of the tender offer and that the proposed purchase price does not represent the true value of the Company's assets and future prospects. The complaint requests that the court of Chancery, among other things, declare that the action is a proper class action and enjoin the defendants from proceeding with, consummating or closing the proposed transaction. The Purchaser's obligations to accept for payment and pay for Shares tendered in the Offer will not be relieved if the Action is still pending immediately prior to the Expiration Date unless a court order or injunction is in effect that prohibits consummation of the Offer or the Merger. See "--Certain Conditions Of The Offer."






ITEMS 7 AND 13

     Item 7, and Item 5 of Item 13 are hereby amended and supplemented by including the following information in the Offer to Purchase at the end of the paragraph in the section headed "Source And Amount Of Funds":

         Because Thermo Electron has committed to provide the necessary financing for the Merger, Thermo Instrument has no alternative financing arrangements.

ITEM 11.

Item 11 is hereby amended and supplemented to include the following information:

         Effective March 31, 2000, George N. Hatsopoulos retired from the Board of Directors of Thermo Electron and Thermo Instrument.

     Item 11(b) is hereby amended such that the section of the Offer to Purchase captioned "The Tender Offer -- Certain Conditions Of The Offer" is as follows in the last line on page 33 and the first two lines on page 34:

        Shares and may amend or terminate the Offer if (1) the Minimum Condition has not been satisfied on or before the Expiration Date or
        (2) at any time on or after March 17, 2000 and on or before the Expiration Date, any of the following events shall occur:

ITEM 13.



     Items 7 and 8 of Item 13 are hereby amended and supplemented by including the following information in the Offer to Purchase in the section headed "Special Factors -- Position Of Thermo Instrument And Thermo Electron As To Fairness Of The Offer And The Merger -- Certain Negative
Considerations" at the end of the first sentence:

            and its procedural fairness:

     Items 7 and 8 of Item 13 are hereby amended and supplemented by including the following information in the Offer to Purchase in the section headed "Special Factors--Position Of Thermo Instrument And Thermo Electron As To Fairness Of The Offer And The Merger--Other Factors" at the end of the last sentence in the second paragraph:

         , which precluded the Board of Directors of the Company from "shopping" the Company. Consequently, the Board of Directors of Thermo Electron and the Instrument Special Committee considered but gave little weight to the determination not to "shop" the Company, in light of there being other methods of valuing the Company available to them, such as the comparable buy-out transaction information provided to Thermo
         Electron and Thermo Instrument by the Advisors, upon which a determination of the fairness of the Offer Price could be based.

     Items 7 and 8 of Item 13 are hereby amended and supplemented by including the following information in the Offer to Purchase in the section headed "Special Factors -- Position Of Thermo Instrument And Thermo
Electron As To The Fairness Of The Offer And The Merger -- Determinations of the Board of Directors of Thermo Electron and Instrument Special Committee" before the last sentence of the item headed "Financial Analysis":

         The Board of Directors of Thermo Electron and the Instrument Special Committee considered the discounted cash flow methodologies used by the Advisors to be analogous to the Company's going concern value.

     Items 7 and 8 of Item 13 are hereby amended and supplemented by included the following information in the Offer to Purchase in the section headed "Special Factors -- Position Of Thermo Instrument And Thermo
Electron As To The Fairness Of The Offer And The Merger -- Conclusions of the Board of Directors of Thermo Electron and the Instrument Special Committee" at the end of the first paragraph:

     Notwithstanding the considerations set out in this section headed "--Certain Negative Considerations", the Board of Directors of Thermo Electron and the Instrument Special Committee believe that the transaction is procedurally fair to the Public Stockholders.

     Items 8 and 9 of Item 13 are hereby amended and supplemented by including the following information in the Offer to Purchase in the section headed "Special Factors--Summary Of The Advisors' Analysis And Opinion" between the first full paragraph and the second full paragraph on page 16:

          The Advisors' Opinion is addressed only to the fairness of the Offer Price from a financial point of view to Thermo Electron and Thermo Instrument. The Advisors were not retained to, and were not expected to, render any opinion as to the fairness of the Offer Price to the Public Stockholders and the Opinion does not address the fairness of the Offer Price to the Public Stockholders. Accordingly, Public Stockholders should be aware that Thermo Electron, Thermo Instrument and the Advisors:

          - do not intend for the Advisors to have any liability to the Public Stockholders in connection with their Opinion as the Opinion does not address the fairness of the Offer Price to the Public Stockholders, and

          - are not authorizing the Public Stockholders to rely upon the Opinion in evaluating (i) whether the Offer Price is fair to the Public Stockholders or (ii) whether or not to tender their Shares.

          If a court were to determine that the Advisors could be held liable to the Public Stockholders on the basis of their Opinion under the federal securities laws or state law, notwithstanding the express language and scope of the Opinion, the terms of the Advisors' engagement and the intention of Thermo Electron, Thermo Instrument and the Advisors, Thermo Electron and Thermo Instrument would not be able to release the Advisors from such liability. If held liable by a court, the Advisors might be entitled to be indemnified by Thermo Electron for any such liability. Any holding by a court that the Advisors are not liable to the Public Stockholders in connection with their Opinion would not have any effect on the responsibilities of Thermo Electron and Thermo Instrument under the federal securities laws.

     Items 13(a)(1) and 13(a)(2) of Item 13 are hereby amended by replacing them with the following:

     (a)(1) The audited consolidated financial statements of the Company as of and for the fiscal years ended January 1, 2000 and January 2, 1999 are incorporated herein by reference to the consolidated Financial Statements of the Company included as Exhibit 13 to the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2000 filed with the Commission on March 22, 2000.

     (2) Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          BIOANALYSIS ACQUISITION INC.

                                          BY: /s/ Earl R. Lewis
                                          --------------------------------------
                                               Name:    Earl R. Lewis
                                               Title: President

                                          THERMO INSTRUMENT SYSTEMS INC.

                                          BY: /s/ Earl R. Lewis
                                          --------------------------------------
                                               Name:    Earl R. Lewis
                                               Title: President and Chief
                                                      Executive Officer

                                          THERMO ELECTRON CORPORATION

                                          BY: /s/ Theo Melas-Kyriazi
                                          --------------------------------------
                                               Name:    Theo Melas-Kyriazi
                                               Title: Vice President and Chief
                                                         Financial Officer

Date: April 13, 2000

                                  EXHIBIT INDEX


EXHIBIT           DESCRIPTION

12(a)(1)*          Offer to Purchase dated March 17, 2000

12(a)(2)*          Letter of Transmittal

12(a)(3)*          Notice of Guaranteed Delivery

12(a)(4)*          Letter from the Dealer Managers to Brokers,
                   Dealers, Commercial Banks, Trust Companies and
                   Nominees

12(a)(5)*          Letter to Clients for use by Brokers, Dealers,
                   Commercial Banks, Trust Companies and Nominees

12(a)(6)*          Summary Advertisement as published on March 17, 2000

12(a)(7)*          Guidelines for Certification of Taxpayer
                   Identification Number on Substitute Form W-9

12(a)(8)           Press Release issued by Thermo Instrument on January 31,
                   2000 (incorporated herein by reference to
                   Exhibit 99 to the Current Report on Form 8-K of
                   Thermo Instrument filed with the Commission on February 1,
                   2000)

12(a)(9)           Press Release issued by Thermo Electron on January
                   31, 2000 (incorporated herein by reference to Exhibit 99 to the Current Report on Form 8-K of
                   Thermo Electron filed with the Commission on February 1, 2000)

12(a)(10)*         Press Release issued by Thermo Electron on March 6, 2000

12(a)(11)*         Press Release issued by Thermo Instrument on March 17, 2000

12(b)*             Loan Agreement dated as of March 1, 2000 between
                   Thermo Electron and Thermo Instrument

12(c)*             Opinion of J.P. Morgan Securities Inc. and The
                   Beacon Group Capital Services, LLC dated January
                   29, 2000

12(d)              Not applicable

12(e)              Not applicable

12(f)              Summary of Appraisal Rights (Included in Exhibit
                   12(a)(1) in the section captioned "The Merger;
                   Appraisal Rights" and Schedule III to Exhibit 12(a)(1)
                   ("Section 262 Of The Delaware General Corporation
                   Law"))

12(g)*             Slide Presentation of Thermo Electron to Financial
                   Analysts




                *  Previously filed